EXHIBIT 12

Kraft Foods Group, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Six Months Ended	Years Ended
	June 29, 2013	December 29, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
Earnings from continuing operations before income taxes	$1,954	$2,453	$2,876	$3,002	$2,910	$2,112
Add / (Deduct):
Fixed charges	278	299	67	65	96	80
Interest capitalized, net of amortization	—	1	1	1	—	(2)

Earnings available for fixed charges	$2,232	$2,753	$2,944	$3,068	$3,006	$2,190

Fixed charges:
Interest incurred:
Interest expense (a)	$257	$258	$10	$8	$35	$26
Capitalized interest	1	1	1	1	2	3

	258	259	11	9	37	29
Portion of rent expense deemed to represent interest factor	20	40	56	56	59	51

Fixed charges	$278	$299	$67	$65	$96	$80

Ratio of earnings to fixed charges	8.0	9.2	43.9	47.2	31.3	27.4

Notes:

(a)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.